Securities & Exchange Commission, USA
Division of Int'l Corporate Finance
Champion's File # 82-3442

FROM [redacted] TO : PCCW Multifax 2002,08-16 18:46 #104 P.01

02049341

SUPPL

冠軍科技集團
CHAMPION TECHNOLOGY

02 AUG 19 AM 9:18

For Immediate Release

CHAMPION TECHNOLOGY CELEBRATES 10TH ANNIVERSARY OF LISTING

Hong Kong (19 August 2002) – Champion Technology Holdings Limited (SEHK:092) celebrates an important milestone today — its tenth listing anniversary on the Stock Exchange of Hong Kong.

"A decade is not a short time," said the jubilant Paul Kan, founder and chairman of Champion Technology, "especially in the technology business, which has seen more changes than any similar stretch of time in the relatively short history of the IT industry."

From its modest beginnings as a systems house founded in 1987, Champion Technology has come a long way to where it is today — a vertically integrated technology solutions group embracing over 50 global markets, offering integrated wireless solutions to enterprises and government sectors, from turnkey public and private mission-critical mobile communications to remote digital surveillance systems and integrated e-commerce solutions.

The Group today has three listed companies. In addition to Champion Technology Holdings Limited which is the parent company, communication services provider Kantone Holdings (SEHK:1059) and e-commerce solutions provider DIGITALHONGKONG.COM (GEM listing:8007) are also listed on the Hong Kong Stock Exchange. The Group's subsidiary in the UK, radio technology pioneer Multitone Electronics PLC, was listed on the London Stock Exchange prior to its acquisition by Champion Technology in 1993.

Paul Kan added, "It has been an exciting journey for us, and we feel great satisfaction from seeing our products and services help so many customers, especially in the emergency and tactical solutions arena. In the UK for example, over 60 percent of the hospital market and over 85 percent of the UK fire brigades use our communications solutions."

PROCESSED
AUG 2 1 2002
THOMSON FINANCIAL

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CHAMPION TECHNOLOGY HOLDINGS LIMITED
冠軍科技集團有限公司
www.championtechnology.com
3/F Kantone Centre, 1 Ning Foo Street, Chai Wan, Hong Kong Tel (852) 2897 1111 Fax (852) 2558 3333
香港柴灣寧富街一號康力中心三字樓 電話 (852) 2897 1111 傳真 (852) 2558 3333

In terms of financial performance, Champion Technology has achieved sustained profitability year-on-year since its listing in 1992. The Group's shareholders' funds have grown 25 times to HK$2,576 million, turnover has grown 10 times to HK$1.5 billion, and last year it recorded a net profit of HK$250 million. Dividends were paid at every reporting period, both interim and annual.

According to Paul Kan, "All of this progress would not have been achieved without the support and encouragement of our customers, financial institutions, industry peers, and most important of all, our shareholders and dedicated staff. As we embark on another ten years and beyond, we look forward to maintaining and enhancing those relations, continuing to provide quality services, introducing new capabilities to our solutions and services, and widening our horizons."

The Company's shares are also traded over-the-counter in the United States by means of American Depositary Receipts (ADR) under the symbol CPIHY.

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About Champion Technology (stock code 092)

Champion Technology (www.championtechnology.com) is the holding company of a communications software group of companies, with subsidiaries specialising in wireless technologies formed in 1930s, and software development established in 1987. Capitalising on its wireless transmission and information software experience, the Group has successfully integrated different communications technologies into a comprehensive range of wireless solutions and services. The Group's current operations span over 50 countries, and include 3 Hong Kong listed companies and a former London listed company.

In recognition of the potential of the digital economy, the Group has in recent years been focusing on a number of fundamental Internet solutions, namely, speed and capacity of access, security and authentication, digital content creation, and e-Commerce. The Group's objective is to build on its global presence, especially in China, to promote e-services.

About Kantone (stock code 1059)

Kantone (www.kantone.com) is a leading supplier of IT solutions and communications services with a global market presence in over 50 countries. Members of the Group have 50 years of unrivalled radio technology experience. As a front-runner in the digital communications arena, Kantone's mission is to be an outstanding supplier of innovative communications products and services that enable total mobility and round-the-clock connectivity in the Age of Digital Convergence.

About DIGITALHONGKONG.COM (stock code 8007)

Digital HK (www.digitalhongkong.com) was listed on the Growth Enterprise Market of the Stock Exchange of Hong Kong (the "Stock Exchange") in April 2000. Started as a commerce service provider (CSP) that was engaged in the provision of electronic payment outsourcing services for online commerce, Digital HK has strategically repositioned itself to integrate both online and offline assets. Digital HK today focuses on e-commerce enabling solutions, information security products and services, systems development, and provision of IT consulting and contracting services.

About Multitone

Founded in 1931 in the UK, Multitone is a pioneer in radio engineering, having developed and installed the world's first paging system in St. Thomas' Hospital in 1955. Prior to its acquisition by Champion Technology in 1993, Multitone had been listed on the London Stock Exchange for 11 years since 1982. Multitone is now a subsidiary of Kantone Holdings and a member of the Champion Technology Group. Multitone's expertise is in the provision and support of high performance wireless networks that lives depend on every minute of the day. In the UK alone, over 60 per cent of the hospital market and over 85 per cent of the fire brigade services have chosen Multitone as their communications provider.

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Champion Technology Holdings Limited (Listed on the Hong Kong Stock Exchange in August 1992)
Ten-Year Financial Summary*

(In HK$'000)	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
Year ended 30 June										
Turnover	1,510,779	1,457,181	1,393,682	1,276,561	1,157,481	1,025,107	766,436	553,229	298,618	148,316
Operating Profit (before other operating items)	296,272	436,035	303,533	292,972	292,533	261,203	207,866	181,600	143,059	83,870
Net Profit for the Year	252,579	303,855	185,552	180,200	270,819	246,383	200,390	180,317	139,669	79,988
Dividends	16,286	25,389	13,868	8,338	312,531	54,690	42,436	64,430	53,556	10,000
EBITDA	638,566	596,344	492,029	415,744	505,826	416,325	317,602	238,160	176,003	99,404
As at 30 June										
Total Assets	3,444,962	3,420,308	2,707,071	2,285,355	2,075,242	1,870,557	1,494,284	1,205,174	098,107	147,017
Total Liabilities & MI	868,794	1,088,909	714,688	671,350	632,096	553,446	512,315	404,027	95,683	44,070
Shareholders' Funds	2,576,168	2,331,399	1,992,383	1,614,005	1,443,146	1,317,111	981,969	801,147	002,424	102,947

* Turnover and net profit for 6 months ended 31 December 2001 were HK$782,299,000 and HK$101,485,000 respectively.

Please direct your enquiries to:
Corporate and Public Affairs Division
Tel: 28969320 Fax: 25583111
Email: ir@championtechnology.com
Web Site: http://www.championtechnology.com